Exhibit 23.1

CONSENTS OF INDEPENDENT PUBLIC ACCOUNTANTS

We consent to the use in this Registration Statement of Morris Publishing Group, LLC and Morris Publishing Finance Co. on Form S-4 of our report dated July 11, 2003 (September 24, 2003 as to the last paragraph of Note 8 with respect thereto) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statements of Financial Accounting Standards No. 142 and 145), appearing in the Prospectus, which is part of this Registration Statement, and of our report dated July 11, 2003 relating to the financial statement schedule appearing elsewhere in this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

DELOITTE & TOUCHE LLP

January 27, 2004